Via EDGAR

April 16, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Biovest International, Inc.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Form 10-Q for the Quarterly Period Ended December 31, 2006

File No. 000-11480

Dear Mr. Rosenberg:

Biovest International, Inc. (“Biovest”, or the “Company”) has received your correspondence dated March 26, 2007 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-KSB and Form 10-Q of the Company (the “Comment Letter”), and hereby responds as follows:

Comment No. 1:

At September 30, 2006, you report $6 million of non-controlling interest of Biolender and $3.6 million of non-controlling interest in Biovax Investments on your balance sheet. It appears that the substance of the April 25, 2006 transactions were a loan from your parent of $6 million and a loan from the bank of $3.6 million. More fully explain your FIN 46 analysis to us in support of your accounting instead of reporting debt of $6 million and $3.6 million. Your analysis should evaluate expected losses and expected returns in accordance with FIN46. Our understanding of New Market Tax Credit Financings is that under this program banks make loans at favorable interest rates to eligible recipients. Explain why the $8.5 million that went from you or your parent through the VIE entities back to you is substantive such that consolidation of VIEs is required.

Response to Comment No. 1:

Our New Market Tax Credit Financing Arrangements (the “Arrangement”) comprise a highly complex series of transactions that involves multiple counterparties and multiple contracts. Accordingly, we have carefully studied applicable accounting principles that appeared to us to require application. We found that, since these types of arrangements are relatively new and emerging, certain issues were not clearly addressed in current accounting standards. In those instances, we consulted both formally and informally with the Financial Accounting Standards Board, who assisted us in reaching our conclusions about the accounting.

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The basis for our conclusions related to our application of accounting principles were formally documented and reviewed with our Management at the time we executed the April 2006 Arrangement. We have provided our documentation in the form of Exhibit A, attached hereto because we believe that only the comprehensive analysis of our basis for conclusions fully explains the arrangement and our thought process.

We would like to point out, regrettably, that it was not our intention to reflect a non-controlling interest in Biolender in our financial statements. We note that doing so likely causes the reader to assume Biolender is a VIE; it is not. As you will find on page 33 of Exhibit A, rather, we had concluded that the $6 million was a minority interest in Biolender.

We would also like to point out that the response to your question about expected losses and returns is addressed on page 27 of Exhibit A.

Comment No. 2

Explain why tax credits on $12 million can be claimed when the registrant only received $3 million of net funds since the source of the remainder of the funds was the registrant or the parent. Tell us if you obtained a legal opinion that the tax credits can be assigned to another party.

Response to Comment No. 2

Telesis CDE Two, LLC (“Telesis”) purchased from Biovax, Inc. (“Biovax”) a subordinate convertible promissory note in the amount of $11.5 million, an investment that qualifies for the NMTCs. Telesis obtained the funds for this transaction from a $12,000,000 investment in Telesis by Biovax Investment LLC (“Leverage Fund”). As a result, the Leverage Fund is entitled to claim NMTCs based on this investment ($12,000,000). The Leverage Fund, which is owned 99.99% by U.S. Bancorp Community Investment Corporation (“USB”), obtained the funds for this investment utilizing an investment structure as described in Revenue Ruling 2003-20, 2003-1 C.B. 465, issued by the Internal Revenue Service in February 2003. As provided by the Revenue Ruling, an investment fund which borrows funds on a nonrecourse basis to fund an investment in a CDE is permitted to claim NMTCs with respect to those borrowed funds, as the NMTCs are based solely on the investment made in the CDE.

In this case, the Leverage Fund raised capital of approximately $3,600,000 million from USB, and borrowed approximately $8,500,000 million from Biolender, LLC (”Biolender”), a Delaware limited liability company, which is presently wholly owned by Biovest. The net proceeds of this capital raise after fees and expenses was $12,000,000. This loan is repayable by the Leverage Fund in approximately 7 years and the Leverage Fund expects to have funds to permit this as a result of Telesis CDE’s collections on its loan to Biovax.

A legal opinion regarding the nature of the loan from Biolender, the availability of the NMTCs to the Leverage Fund, and the ability for USB as a member of the Leverage Fund to claim the NMTCs was obtained from Nixon Peabody LLP of Washington, DC.

Comment No. 3

Explain why there is not a line item on the statement of operations for non-controlling interest similar to the balance sheet.

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Response to Comment No. 3

We recognize that the change in net assets of the VIE would be component of net loss on our statement of operations. However, the structure of the entities and the transaction does not lend itself to having a material impact on our statement of operations. We continue to monitor the activity of the VIE as part of our quarterly reporting and intend to reflect the non-controlling interest in income and loss of the subsidiary when amount become material. We computed, as of September 30, 2006, the change in net assets for the VIE component, and determined that the net change would not have been more than $30,000.

Comment No. 4:

Your disclosure indicates the $6 million non-controlling interest is that of Telesis CDE Corporation. Tell us what entity Telesis CDE Corporation has a $6 million non-controlling interest.

Response to Comment No. 4:

We could not find this indication in our footnote No. 13 to our Annual Report and that would not be indicative of the accounting we applied to the transaction. As mentioned in our response to Comment No. 1, the $6 million non-controlling interest is, in fact, a minority interest in Biolender.

A fairly simplified illustration of the consolidation is reflected on page 33 of Exhibit A.

Comment No. 5.

Provide us in disclosure-type format, the fair value of the put. Explain the reason for the changes in the value from the date of issuance to the balance sheet date.

Response to Comment No. 5

In connection with the NMTC financing, the Company and US Bancorp entered into a put option wherein, after seven years, US Bancorp will have the ability to put its investment in the Fund to the Company at a fixed contractual price of $180,000. The Company has concluded that this contract constitutes a derivative liability that requires accounting recognition at fair value. The Company utilized a probability-based, discounted cash flow approach to value the put. In applying this technique, the Company, on the inception date, concluded that it was probable that US Bancorp would exercise their contractual right to put the investment. Accordingly, the valuation technique provided for the recognition of the full put amount ($180,000) at the present value of its cash flows, using market interest rates that would likely be considered by market participants trading similar instruments. This resulted in a value of approximately $45,000 and accordingly was deemed immaterial for recording at that time. We commenced accreting the liability as of January 1, 2007 and will include the value of the put and the associated loss on the derivative in the March 31, 2007 financial statements for the three month period then ended.

Comment No. 6.

Provide us in disclosure-type format the fair value of the 1.2 million warrants issued to Telesis CDE Corporation and explain how these warrants were accounted for. Also explain why this amount was considered an equity financing.

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Response to Comment No. 6

We issued warrants to Telesis CDE for the purpose of providing an inducement to allocate a portion of their allotment of New Market Tax Credits to the Company. The fair value of the Telesis warrant was computed using the Black-Scholes option pricing model. The Black-Scholes model, using a strike price of $1.30, a share price of $0.60, 9 year expected term, 78% volatility, and an annual risk-free rate of 5.07% resulted in a fair value of $0.4308 per share or approximately $517,000.

We believe treating the value of the warrant as an equity financing cost is consistent with the conclusions that the overall transaction was an equity investment in a consolidated VIE.

Comment No. 7

Provide us in disclosure-type format an explanation as to why the guarantee with Telesis CDE II does not require recognition in the financial statements.

Response to Comment No. 7

As provided in item (f) in the Summary to FIN 45, the standard does not apply to guarantees issued between either parents and their subsidiaries or corporations under common control. The obligor is a consolidated subsidiary applying the principles of ARB 51. The obligee is a consolidated subsidiary applying the principles of FIN 46. Accordingly, we concluded that recognition and measurement principles were not applicable to this guarantee.

Comment No. 8

Please tell us, and provide proposed revisions to your disclosure, identifying all the conditions and events within your control that led to your determination not reflect a liability for the indemnification amount.

Response to Comment No. 8

Biovest owns 100% of the issued and outstanding securities of Biovax making Biovax a wholly-owned subsidiary. Biovax is contractually required to maintain the covenants described below as part of its obligations from the Transaction. The covenants and guarantees were authorized by the Biovest and Biovax Boards as part of the Transaction. The Biovest Board continues to monitor the compliance with the aforementioned NMTC covenants as part of its ongoing compliance with its other financial covenants. Biovest and Biovax deem the ability to comply with these covenants within their control. Prior to entering into this arrangement, we carefully reviewed the conditions that could lead to the recapture of the tax credits and have sought legal advice in reaching our conclusions that each condition is within our control. Following is a list of those conditions:

Biovax shall maintain its status as a qualified active low-income community business.

At least fifty percent (50%) of the use of the tangible property of the Biovax (whether owned or leased) will be within census tract number 25027732100 which constitutes a low-income community under Section 45D(e) of the Code, as indicated in that certain NMTC Online Geocoder Report dated April 14, 2006 from the CDFI Fund’s website or within other census tracts which constitute low-income communities under Section 45D(e) of the Code. This percentage shall be determined utilizing the following methodology set out in Section 1.45D-1(d)(4)(i)(B) of the Regulations: the ratio of (i) the average value of the

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tangible property owned or leased by Biovax and used by Biovax in a low-income community during the current fiscal year of Biovax to date, to (ii) the total average value of the tangible property owned or leased by Biovax and used by Biovax in the current fiscal year to date. For purposes of the preceding sentence, tangible property owned by Biovax shall be valued at its cost basis as determined under Section 1012 of the Code, and tangible property leased by Biovax shall be valued at a reasonable amount established by Biovax and reasonably acceptable to the Lender.

At least fifty percent (50%) of the services performed for Biovax performed by its employees will be within census tract number 25027732100. This percentage shall be determined utilizing the following methodology set out in Section 1.45D-1(d)(4)(i)(C) of the Regulations: the ratio of (i) the total amount paid by Biovax for employee services performed in a low-income community during the current fiscal year of Biovax to date; to (ii) the total amount paid by Biovax for employee services performed by Biovax in the current fiscal year to date.

Less than five percent (5%) of the average of the unadjusted bases of the property of Biovax will be attributable to collectibles (as defined in Section 408(m)(2) of the Code, and which includes: (1) any work of art; (2) any rug or antique; (3) any metal or gem; (4) any stamp or coin; and (5) any alcoholic beverage) other than collectibles that are held primarily for sale to customers in the ordinary course of business.

Less than five percent (5%) of the average of the unadjusted bases of the property of Biovax will be attributable to nonqualified financial property (as defined in Section 1397C(e) of the Code and in Section 1.45D-1(d)(4)(i)(E) of the Regulations, and which includes debt, stock, partnership interests, options, futures contracts, forward contracts, warrants, notional principal contracts, annuities and other similar property).

No part of the business activities of Biovax will consist of the operation of any: (i) private or commercial golf course; (ii) country club; (iii) massage parlor, hot tub facility, or suntan facility; (iv) race track or other facility used for gambling; or (v) store the principal business of which is the sale of alcoholic beverages for consumption off premises.

No part of Biovax’s business activities will include the rental to others of residential rental property (the term “residential rental property” is defined in Section 168(e)(2)(A) of the Code as meaning any building or structure if eighty percent (80%) or more of the gross rental income from such building or structure for the taxable year is rental income from dwelling units).

The predominant trade or business of Biovax will not include the development or holding of intangibles for sale or license, as provided under Section 1.45D-1(d)(5)(iii) of the Regulations.

Farming (within the meaning of Section 2032A(e)(5)(A) or (B) of the Code) will not be an activity of Biovax.

Biovax will generate revenues within three (3) years after the date hereof.

Biovax shall not discontinue conducting business, shall not materially change the nature of its business, and shall not materially change the manner in which its business activities are conducted, other than changes in the nature of its business or the manner in which it conducts its business that do not cause the making of the Loan by the Lender to cease to constitute a “qualified low-income community investment” as such term is used in Section 45D of the Code (as determined by the Lender in its good faith judgment and based upon the advice of counsel).

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Biovax will not be a bank, credit union or other financial institution.

Biovax will not maintain a qualified low-income building under Section 42 of the Code.

Biovax will not become a single-member entity treated as disregarded as separate from its owner for federal income tax purposes, nor be liquidated or merged into another entity without the Lender’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

Biovax and Biovest will operate consistently with the Asset Purchase and Sale Agreement between Biovax and Biovest on or around the date hereof, and will not amend such agreement without the Telesis' prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

We considered the disclosure requirements set forth in paragraphs 13-16 of FIN45, which did not appear to require the disclosures that you request. However, we recognize that such information may be useful to our financial statement users and will include additional disclosure in our most recent quarterly filing on Form 10-Q for the three months ended March 31, 2007. If it is permissible, we respectfully request that the Staff accept the current and planned ongoing disclosures as sufficient.

Comment No. 9

Since you no longer are filing as a Small Business issuer, your financial statements are subject to the guidance of Article 5 of Regulation S-X. Rules 5-03(1) and (2) of Article 5 require that you:

a. Include separate line items for net sales of tangible products, revenues from services, and other revenues; and

b. Likewise to provide separate line items for the cost of tangible goods sold, cost of services, and expenses applicable to other revenues.

Response to Comment No.9:

For the three months ended December 31, 2006 our revenue, separated between product and service revenue, would be the following:

Products	$799,000
Services	$528,000

Total	$1,327,000

Cost of sales between products and service costs would be the following:

Products	$399,000
Services	$367,000

Total	$766,000

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Beginning with the financial statements for the quarter ending March 31, 2007, we will provide our Statement of Operations in this format.

Comment No 10.

It appears that the market value of ten million shares of the Company’s stock on October 31, 2006 would be $9.6 million. The common stock issued should be recorded at fair value with a distribution to the parent recognized for $3.6 million. Tell us how the value of the interest in Biolender was determined and what caused the increase in value from $6 million to $9.6 million in six months. In addition, tell us how the $4.8 million of value was determined for the Royalty Agreement and the Termination Agreement.

Response to Comment No. 10.

Accounting literature that we consulted regarding our accounting for this transaction provided that such transfers and exchanges should be accounted for at carrying values of the assets exchanged. For example, we consulted EITF 90-5 and FAS 141, par. D12 states that "when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer." We also noted that during discussions of EITF 85-21, the SEC Observer stated that the staff believes that transfers between companies under common control or between a parent and its subsidiary (i.e., majority-owned or otherwise controlled entity) should be accounted for at historical cost in the separate financial statements of each entity that is a party to the transaction. Finally, in Topic 5.G. the staff states that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP. Accordingly, we continue to believe that the value of this transaction is limited to the value of the asset exchanged.

The consideration for the transfer of Accentia’s interest in Biolender was determined through negotiation and agreement between the Audit Committees of the Company and Accentia, consisting of all independent directors. Since the stock is so lightly traded and since the shares transferred are restricted securities, both of which mitigate against any ability to liquidate the stock, the independent directors did not regard the trading price of the Company’s stock to be reflective of “value”. The consideration of six million shares of the Company’s restricted stock was precisely the same as the number of shares of restricted stock surrendered by Accentia in order to facilitate the closing of the NMTC transaction, in which Accentia acquired this interest in Biolender, and was in the judgment of the independent directors of equal value.

Regarding the value for the royalty agreement, the $4.8 million (paid in restricted stock) valuation for the modification of the Royalty Agreement and the cancellation of the First Right of Refusal Agreement was arrived at through discussion and negotiation conducted by independent directors of both Biovest and its parent corporation, Accentia Biopharmaceuticals, Inc. In preparation for these discussions, an independent valuation by the Financial Valuation Group (which valuation report was provided to the independent directors from both companies, and approved by both Boards) analyzed the change in present value of the proposed Royalty Agreement structure in comparison to the Distribution Agreement previously in place. The final consideration agreed to in connection with these two transactions was the result of negotiation between the independent directors with knowledge of the valuation report.

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Comment No. 11

Please provide us in disclosure-type format the amounts of the QEI Contribution and the tax credits on the transaction.

Response to Comment No. 11:

The Leverage fund contributed $8.0 million in the form of equity interests (the “QEI Contribution”, resulting in approximately $3.1 million in tax credits [39% of $8.0 million]. This investment constitutes a “qualified equity investment” (“QEI”) under the New Markets Tax Credit Program and we have legal opinions to that effect.

Regrettably, the above language, found in Note 12, did not contain the reference to the $8 million and the $3.1 million (the QEI and the tax credit respectively). The omission will be corrected in our current quarterly report for the three months ended March 31, 2007, and future releases of the Company’s financial statements.

We appreciate the Staff’s comments. If you or the Staff have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554 or dmoser@accentia.net, or our outside counsel, H. Bryan Brewer at (202) 585-8303 or bbrewer@nixonpeabody.com.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty, CPA
Title:	Chief Financial Officer

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EXHIBIT A

BIOVEST INTERNATIONAL, INC.

Evaluation of New Market Tax Credit Finance Arrangement

EXHIBIT A

BIOVEST INTERNATIONAL, INC.

EXHIBIT A

NEW MARKET TAX CREDIT PROGRAM OVERVIEW

The New Market Tax Credit Program (“NMTC Program”) was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce approximately $15 billion of investments in underserved and impoverished areas of the United States.

The NMTC Program permits taxpayers to claim tax credits against Federal income taxes for qualified investments in the equity of Community Development Entities (“CDE”). The tax credit amounts to 39% of qualified investments over a seven year period.

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CDE are privately managed investment institutions that are certified to receive government tax credit allocations and make Qualified Low-Income Community Investments (“QLICI”). 85% of investment proceeds are required to be used for QLICI.

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QLICI are loans, lines of credit, debt and direct equity investments in businesses and community projects within census tracts with a poverty rate of 20% or with median incomes up to 80% of median statewide medians.

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CDE are certified by the Community Development Financial Institutions Fund (“CDFI Fund”); an organization created under the Act to oversee the program and which reports to the US Department of Treasury.

Investors in the CDE may be any individual or business that has a Federal tax liability. In addition to the benefits of investment in the CDE, investors are afforded a tax credit of 39% of their respective qualified investment, which credit is available for application to Federal income tax liabilities over a seven-year period.

Businesses eligible to receive QLICI are corporations, partnerships, sole-proprietors and non-profit organizations that are active and located in low-income communities, as defined by the NMTC regulations (“Qualified Active Low-Income Business”). A Qualified Active Low-Income Business (“QALIB”) must derive at least half of its gross income from business in the eligible area and must have a substantial portion (40%) of its tangible property located in the low-income community. Finally, QALIB must perform a substantial portion (40%) of its services in a low-income community.

Acronym	Description
NMTC	New Market Tax Credit
CDE	Community Development Entity
CDFI	Community Development Financial Institutions Fund
QALIB	Qualified Active Low-Income Business
QLICI	Qualified Low-Income Community Investment

There are significant conditions and restrictions underlying the NMTC Program (not fully discussed herein) and failure to adhere to such conditions and restrictions could result in credit recapture and/or penalties.

EXHIBIT A

COUNTERPARTIES TO THE NMTC FINANCING ARRANGEMENT

Biovest International, Inc. has entered into a NMTC Financing Arrangement with a CDE effective on April 25, 2006. The following tables summarize the counterparties to the NMTC Financing Arrangement and related agreements:

1.	Biovest International, Inc. (“Biovest,” a consolidated subsidiary of Accentia)

2.	Biovax, Inc. (a wholly-owned subsidiary of Biovest)

3.	Accentia Biopharmaceuticals, Inc. (“Accentia”)

4.	Biolender, LLC (“Biolender” owned 70% by Accentia and 30% by Biovest)

5.	First Bank (“FB”)

a.	Provided $6.0M interim debt financing to Accentia

6.	Laurus Master Fund (“Laurus”)

a.	Provided $7.5M debt financing to Biovest

7.	Biovax Investments LLC (“Fund”; Investor Member in Telesis CDE Two LLC; owned 99.99% by US Bancorp and 0.01% by Biovax Investment Corporation.)

8.	US Bancorp:

a.	$3.6M equity investment in the Fund

b.	Recipient of New Market Tax Credits.

9.	Biovax Investment Corporation (“Fund Manager”)

10.	Telesis CDE Corporation (CDE Allocatee)

a.	Allocatee refers to the allocations from the CDFI Fund

11.	Telesis CDE Two LLC (CDE Sub-Allocatee)

The following table illustrates the roles of counterparties in the Biovest NMTC Financing Arrangement in relation to the NMTC Program:

Acronym	Counterparty
CDE Manager	Telesis CDE Corporation
CDE	Telesis CDE Two LLC
QALIB	Biovax, Inc.
QLICI	$11.5M Convertible Loan Agreement and Warrants
Fund Manager	Biovax Investments Corporation
Fund	Biovax Investments LLC
Fund Investors	• US Bancorp (99.99%) • Biovax Investments Corporation (0.01%)
CDE Investor	Biovax Investments LLC or Fund

The next section critiques the chronology of the transactions underlying the NMTC Financing Arrangement.

EXHIBIT A

CHRONOLOGY OF TRANSACTIONS

The following table illustrates the chronological order of the significant elements and transactions in the NMTC Financing Arrangement:

Date	Counterparty	Transaction
3/31	Laurus	Issues $7.5M debt and warrant financing to Biovest. The investment proceeds are restricted for application in the NMTC Financing Arrangement.
4/18	Biovest	Establishes Biovax as a wholly-owned subsidiary and enters into Asset Purchase and Sales Agreement to transfer equipment, employees and lease obligations.
4/25	First Bank	Issues $6.0M interim debt to Accentia (paid to Biolender for Accentia 70.5% investment).
4/25	Laurus	Releases $2.5M debt proceeds (paid to Biolender for Biovest 29.5% investment).
4/25	Fund

Receives equity and loan:

•     $8.5M senior loan from Biolender

•     $3.6M member interest from US Bancorp

•     $100 member interest from Fund Manager

Disburses funds:

•     $12.0M to Telesis Two

•     $0.1M in legal/accounting fees

4/25	Telesis Two

Receives funds:

•     $12.0M equity investment from Fund;

•     $1,200 from manager

Disburses funds:

•     $11.5M QLICI debt and warrant financing to the benefit of Biovax

•     $0.36M in fees to CDE Manager

•     $0.14M in legal/accounting fees

4/25	Biovax	Enters into a tax credit indemnification agreement with US Bancorp
4/25	Biovest/ Accentia	Grants CDE and Guarantor warrants
4/25	Biovax	Disburses $6.0M to Biovest pursuant to Asset Purchase and Sales Agreement
4/25	Biovest	Disburses $6.0M to Accentia to redeem common shares
4/25	Accentia	Disburses $6.02M to First Bank for debt service and fees

The next page illustrates significant cash movements in connection with the NMTC Financing Arrangement.

EXHIBIT A

CHRONOLOGY OF TRANSACTIONS (CONTINUED)

The following tables illustrate the significant elements of cash movements in the NMTC Financing Arrangement ($000s):

Table 1: Issuer Group of Companies:

Transaction	Biovest	Escrow	Accentia	Biolender	Biovax
Laurus releases funds (1)		(2.5)		2.5
First Bank interim loan				6.0
Capital/loans to fund				(8.5)
QLICI					11.5
Purchase of assets	6.0				(6.0)
Common stock redemption	(6.0)		6.0
Repayment of FB interim loan			(6.0)

(1)	Funds from the Laurus financing arrangement ($7.5M) are currently reflected as a liability and restricted asset by Biovest. Funds are held in escrow, subject to release in connection with CDE funding. This release is the first traunch of multiple expected CDE fundings.

Table 2: Third-Party Investors/Creditors/CDE/Others:

Transaction	Fund	CDE	USB	FB	Fees
First Bank interim loan				(6.0)
Capital/loans to fund	12.1		(3.6)
Capital to CDE/Fees	(12.1)	12.0			(0.1)
QLICI/Fees		(12.0)			(0.5)
Repayment of FB interim loan				6.0

(2)	This table omits nominal cash investments by the Fund Manager and Telesis CDE due to rounding.
(3)	This table also omits nominal finance charges incurred by Accentia to FB due to rounding.

As a result of the above flow of cash, the Issuer Group has the following assets and liabilities:

(a)	Biovest and Accentia have member interests of 29.5% and 70.5%, respectively, in Biolender.

(b)	Biolender carries a seven-year, $8.5M face value, interest-bearing note receivable from the Fund (convertible at the option of the Fund into Biovest common stock).

(c)	Biovax carries a seven and one-half year, $11.5M, below-market-rate, convertible note payable to Telesis ($11.3M is convertible at the option of Telesis into Biovest common stock).

(d)	Biovest and Accentia issued detachable warrants for 1.2M and 0.1M shares, respectively, of their common stock to the benefit of Telesis.

(e)	Biovax and, indirectly, Biovest have an indemnification agreement to USB for recapture of tax credits in certain instances.

(f)	The Fund investors have a Put-Option and Biovest has a Purchase-Option on the Fund Investments.

The next section reflects significant terms and conditions of the Agreements underlying the NMTC Financing Arrangement.

EXHIBIT A

NMTC AGREEMENTS

Arrangement: Laurus Financing Arrangement (Biovest International, Inc.)

Overview: The Laurus Financing Arrangement consists of a $7.8M face value secured original-issue-discounted promissory note (proceeds $7.5M) with detachable warrants to acquire 18.1M shares of Biovest common stock. The purpose of the Laurus Financing is to facilitate the overall NMTC Financing Arrangement wherein trauches of debt are released as NMTC allocations are issued.

Creditor/Investor: Laurus Master Fund LTD

Debtor/Issuer: Biovest International, Inc.

Date: March 31, 2006

Secured Promissory Note

Principle: Face Value $7,799,000; Proceeds $7,500,000

Maturity: March 31, 2009

Variable Interest:

•	Amortizing Principle:

•	WSJ Prime (currently 7.0%), plus 200 basis points;

•	Subject to minimum of 9.0% (1)

•	Non-amortizing Principle: WSJ Prime

Principle Payments: Amortizing principle balances payable in monthly amounts of $9,061 commencing July 1, 2006; adjusted for subsequent releases.

Prepayment: Allowed

Defaults: Non-payment of debt service, change in control

Remedies: Acceleration; put at 130% of face value (2)

Guarantee: Accentia to the extent of 64%; pledged collateral-Biovest common stock.

Other Collateral: All Assets and Intellectual Property; including that subject to transfer to Biovax

Common Stock Purchase Warrant

Indexed Shares: 18,087,889 (3)

Expiration: March 31, 2021 (15 years)

Strike Price: $0.01

Exercise: Cash or cashless

Registration Rights: Required on best efforts basis. No liquidating or other damages. (4)

Continued.

EXHIBIT A

Arrangement: Laurus Financing Arrangement (Biovest International, Inc.)

Notes:

(1)	Interest rate floors and caps are derivatives, but do not require bifurcation unless the investor could double its initial return (F133, par. 61(a)). There is no scenario that the investor could double its return, thus bifurcation is not required.
(2)	Put options on debt are considered clearly and closely related unless the debt involves both (i) a significant discount and (ii) the put is contingently exercisable (F133, par. 61(d)). The debt agreement distinguishes between amortizing and non-amortizing balances. The put, and several other features, are not effective or exercisable until the debt becomes amortizing principal, which arises upon release of funds from escrow. Upon release of $2.5M in funds related to the NMTC financing arrangement, the put on $2.5M requires bifurcation and fair value treatment.
(3)	The Company has 300MM authorized and 80MM issued and outstanding shares. Accordingly, the Company has sufficient authorized common shares to meet its share issuance obligations.
(4)	The registration rights do not contain a liquidating damages feature that constitutes an uneconomic settlement pursuant to EITF 00-19. Accordingly, the Company’s ability to settle this agreement in unregistered shares avoids derivative liability classification of the warrant derivative.
(5)	The Company has obtained the opinion of counsel that, notwithstanding the restricted nature of the funds, the debt and warrants represent obligations. Further, the Company determined that the conditions of F140 for extinguishment of liabilities have not been achieved in this transaction because the escrowed assets do not relieve the debtor of its primary obligation on the liability. De-recognition through in-substance defeasance is not an available option to the Company under F140 (and previously under F125).

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Asset Purchase and Sale Agreement (1)

Overview: Biovest International, Inc. established Biovax, Inc. as a wholly owned subsidiary for the purpose of serving as the QALIB in the NMTC Financing Arrangement. Biovax is a Florida organized C-Corporation. On the closing date (see Chronology of Transactions) Biovest transferred its operating assets, certain liabilities and lease obligations to Biovax in consideration for $6.0 million.

Date: April 18, 2006

Transference:

•	Substantially all operating assets located in Worchester, Massachusetts for $1,500,000.

•	Assumption of Worchester, Massachusetts lease agreement from 1995 for advances of $4,500,000, to be used for future lease payments.

•	All employees located in Worchester, Massachusetts.

•	Liabilities amounting to $8,221,553; which includes amounts due Accentia. Biovest was made a primary obligor pursuant to an April 28, 2006 amendment.

•	Contract manufacturing agreement.

Contract Manufacturing:

•	Biovax to manufacture anti-cancer vaccines for Biovest.

•	Fee equal to fully-burdened cost, plus 20%.

•	Plus, $250,000 per annum.

•	No term; termination upon mutual consent.

Notes:

(1)	Transferences of assets between companies under common control or between parent and subsidiaries are accounted for at historical cost with no application of F141.

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Agreement: Promissory Note to Accentia (First Bank)

Overview: First Bank provided interim financing to Accentia pursuant to a $6.0 million promissory note. Proceeds were disbursed directly to Biolender to evidence Accentia’s member interest purchase. Although the note was due on May 1, 2006, as noted below, it was paid in-full on April 25, 2006 from the proceeds that Accentia acquired from Biovest for its common stock redemption. See Chronology of Transactions.

Date: April 25, 2006

Counterparties:

•	First Bank—Lender;

•	Accentia—Borrower;

•	Biolender, LLC—Recipient (capital investment from Accentia)

Principle: $6,000,000

Interest: Prime rate; increasing to Prime, plus 400 basis points following maturity date

Maturity Date: May 1, 2006 (Paid in-full on April 25, 2006)

Guarantors: Dennis L. Ryll and Steven J Stogel (beneficial owners of borrower)

Guarantor Compensation: Warrants (see Warrants) (1)

Subordination: Senior to all Laurus Debt

Notes:

1.	The Company considered the accounting guidance in SAB79, Topic 5T related to liabilities assumed by principal stockholders and related parties. Generally, the SEC requires the value of equity instruments granted to be reflected as expense by analogy to paragraph 11 of FAS123(R). In this instance, guarantor warrants do not constitute direct finance costs. Rather they are considered share-based payments and are, therefore, expensed as they are issued.

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Promissory Note to Biolender, LLC

Overview: Biolender disbursed $8.5 million to the Fund (Biovax Investment LLC) under a promissory note to be used in the QLICI proceeds. The promissory note is interest-bearing and payable in (i) cash or (ii) common stock of Biovest, should the Fund acquire Biovest common stock pursuant to the terms of the Convertible Loan and Warrant Agreements (i.e. the QLICI).

Date: April 25, 2006

Principle: $8,500,000

Maturity Date: 7  1/2 years

Stated Interest: 5.18%, payable 64% monthly in arrears and 36% on the Maturity Date

Payment Methods: Principle-(i) cash or (ii) shares of Biovest common stock (at the then market price of Biovest common stock)

Prepayment: Allowed

Collateral: Fund interest in Telesis CDE Two

Remedies: Acceleration and transference of collateral

Notes:

1.	This instrument is a held-to-maturity debt security that includes an embedded derivative feature (conversion option). Held-to-maturity investments are carried at amortized cost in accordance with FAS115. FAS115 excludes embedded derivatives from its scope and requires accounting under FAS133.

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Qualified Low-Income Community Investment (QLICI)

Overview: The Convertible Loan from Telesis CDE Two to Biovax and the warrants discussed in the Warrants section constitute the Qualified Low-Income Community Investment to the benefit of Biovax.

Effective Date: April 25, 2006

Unsecured Convertible Loan (QLICI)

Counterparties:

•	Biovax, Inc.—Borrower

•	Telesis CDE Two LLC—Lender

•	US Bancorp—Investor

•	Biovest International, Inc.

•	Guarantors (see below)

Principle: $11,500,000

Principle Payments:

•	$200,000 on the seventh anniversary

•	$11,300,000 in Biovest common stock on the Maturity Date or in cash at the option of the Borrower

•	No prepayments allowed

Maturity: 7  1/2 years from the effective date

Interest: 1% annually, payable monthly in arrears; default interest rate of 15%

Use of Proceeds: Purchase assets and sublease facility for $6,000,000 and $5,500,000 for business operations.

Optional Conversion: Lender may convert $11,300,000 of the principle within 5 business days of the maturity date, at the average 5-day then closing market price of Biovest common stock.

Security: Unsecured

Covenants:

•	NMTC Compliance (Indemnifies Investor for non-compliance)

•	Traditional Compliance

Defaults:

•	NMTC Compliance (See Section 4.14, Article 6 and Section 9.2 for all elements of NMTC compliance)

•	Non-payment of debt service

•	Bankruptcy or receivership

Default Remedies:

•	Acceleration

•	Indemnification to Lender and Investors (debt and tax credits)

•	Guarantees (debt and tax credits)

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Qualified Low-Income Community Investment (QLICI)

Guarantors (several):

•	O’Donnell; limited to 33.36%, including the O’Donnell Trust, up to $2.0 million

•	O’Donnell Trust; see above

•	Ryll; limited to 33.36% up to $2.0 million

•	Osman; limited to 16.68% up to $1.0 million

•	Stogel; limited to 8.34% up to $0.5 million

•	Ferguson; limited to 8.34%, including Ferguson Trust, up to $0.5 million

•	Ferguson Trust; see above

•	Biovest; unlimited, jointly

•	Accentia; limited to $60,000 annually on the QLICI indebtedness.

Warrants (QLICI)

The following table illustrates the issuance of detachable, freestanding warrants to the CDE which is a component of the QLICI:

Counterparty	Indexed Shares		Strike Price		Term
Accentia:
Telesis CDE	100,000	1	$9.00	2, 3	7 years
Biovest:
Telesis CDE	1,200,000		$1.30	4, 5	9 years

1.	These warrants are subject to vesting. 70,000 indexed shares vest immediately; 30,000 indexed shares upon the allocation of $8.00 in NMTC to the benefit of Biovest.
2.	The strike price is reduced to $8.00 upon the allocation described in note 1, above.
3.	Subject to a formula cashless exercise only when the market exceeds the strike.
4.	The warrants are subject to vesting. 300,000 indexed shares vest on the third anniversary and 300,000 indexed shares vest annually, thereafter; or, immediate vesting upon Biovest’s sale of substantially all of its assets; or, upon registration pursuant to piggy-back rights.
5.	Subject to a formula cashless exercise only when the market exceeds the strike.

Strike Adjustments: Traditional equity restructurings

Registration Rights:

•	Accentia:

•	Telesis CDE—explicitly unregistered shares

•	Biovest:

•	Telesis CDE—explicitly unregistered shares, with pro-rata piggy back rights in a Biovest registration

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Other Guarantee Warrants

Overview: Certain individuals that provided guarantees and indemnifications, covering both the debt and the tax credits, were compensated with warrants to purchase shares of Biovest common stock.

Date: April 25, 2006

Counterparties (Indexed Shares):

Counterparty	Indexed Shares	Strike Price		Term
Biovest:
Steven Stogel	125,000	$1.00	1	7 years
Dennis Ryll	500,000	$1.00	1	7 years
Ronald Osman	250,000	$1.00	1	7 years
Donald Ferguson	125,000	$1.00	1	7 years

1.	Cliff vest on April 20, 2007.

Strike Adjustments: Traditional equity restructurings

Registration Rights:

•	Biovest:

•	Stogel—explicitly unregistered shares

•	Ryll—explicitly unregistered shares

•	Osman—explicitly unregistered shares

•	Ferguson—explicitly unregistered shares

Cash Redemption Features: None

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Put Option

Overview: On the seventh anniversary of the QLICI, the investors in Biovax Investment LLC may put their investments to Biolender for cash.

Date: April 25, 2006

Counterparties:

•	Biovax Investment LLC (Fund)

•	Biovest Investment Corporation (investor—owns 0.01% of Fund)

•	US Bancorp (investor—owns 99.99% of Fund)

•	Biolender LLC (Purchaser)

Put Agreement: US Bancorp and Biovest Investment Corporation may put their respective investments in Biovest Investment LLC to Biolender LLC after 7 years; and for a period of three months; US Bancorp investment—$180,000; Biovest Investment Corporation investment $1,000.

Arrangement: Purchase Option

Overview: Upon expiration of the put option, described above, Biolender has the option to purchase the investors’ interests.

Date: April 25, 2006

Counterparties:

•	Biovax Investment LLC (Fund)

•	Biovest Investment Corporation (owns 0.01% of Fund)

•	US Bancorp (owns 99.99% of Fund)

•	Biolender LLC (Purchaser)

Purchase Option: Biolender has the option to purchase the US Bancorp and Biovax Investment Corporation interests in the Fund at appraised values.

EXHIBIT A

NMTC AGREEMENTS (CONTINUED)

Arrangement: Tax Credit Reimbursement and Indemnity Agreement

Overview: As a condition to the NMTC Financing Arrangement, Biovax, Inc. entered into a Tax Credit Reimbursement and Indemnity Agreement with US Bancorp (investor in the Fund and recipient of 99.99% of the tax credits). Pursuant to this agreement, Biovax agreed to indemnify US Bancorp for any recapture or shortfall in the NMTC due to the arrangement currently or subsequently failing to constitute a QLICI. However, such indemnification does not extend to recaptures or shortfalls that result from changes in the Internal Revenue Code or Treasury Regulations.

Also, pursuant to the Guarantee Agreement underlying the Unsecured Convertible Loan (QLICI), the Guarantors agreed to guarantee and indemnify for all of Biovax’s obligations including those reflected in the Tax Credit Reimbursement and Indemnity Agreement. Biovest is both jointly and severally liable for all amounts without limitation. Accentia is obligated solely on a portion of the loan repayments.

Date: April 20, 2006

Notes:

Indemnification agreements, like financial guarantees, are within the scope of FIN45 Accounting and Disclosure Requirements for Guarantees. However, indemnification or guarantees of an entity’s own performance are excluded from the Interpretation’s scope. Matters involving entities own performance would be matters that are within the entities control.

The Company has represented that all conditions or events that could result in recapture of the tax credits are within its control.

EXHIBIT A

ORGANIZATIONAL INFORMATION

Entity: Biolender, LLC Arrangements, Limited Liability Company Formation

Document: Operating Agreement

Overview: Biolender LLC was organized as a Delaware Limited Liability Company with the purpose to undertake any business that such an entity may lawfully engage in and, specifically to make an $8.5 million loan to the Fund (Biovax Investment LLC). The LLC has as its members Accentia (70.5%) and Biovest (29.5%). Member interests are evidenced by capital contributions of $6.0 million and $2.5 million from Accentia and Biovest, respectively. Effective with the NMTC Financing, Biolender has a receivable of $8.5 million due from the Fund.

Date: April 25, 2006

Managing Member: Biovest International, Inc. (Manager)

Management: The manager shall be vested in Biovest; the manager shall have complete discretion, power and authority in the management and control of the business of the Company, shall make all decisions affecting the business of the Company and shall manage and control the affairs of the Company to carry out the business and purpose of the Company.

Allocations: All allocations are in pro rata with member interests

Distributions: First to Accentia up to $6.0 million; then, to Biovest up to $2.5 million. Any additional distributions pro rata with member interests

Pledge: Accentia and Biovest have pledged their interest in Biolender to Laurus.

Note:

It should be noted that each of Biovest and Accentia financed their respective capital contributions in Biolender with third-party lenders (Laurus and First Bank, respectively). In the case of the Laurus financing, the debt instrument is secured by the assets of Biovest, specifically including its investment in Biolender. In the case of Accentia, its short-term loan was repaid and no further interest by First Bank continues. The Company considered the implications of the Laurus security interest in the Biolender investment in its considerations of VIE accounting. EYs VIE-FRD, Section 5(a)-13 addresses when an entity finances is equity investment in a VIE with recourse to the investment by the creditor. That context provides that such transactions are allowable and do not cap the investors residual returns under the guidance of FIN46. Accordingly, no further consideration is given to Laurus’ secured interest in the Biovest investment in Biolender.

EXHIBIT A

ORGANIZATIONAL INFORMATION

Entity: Biovax Investment LLC, Limited Liability Company

Document: Operating Agreement

Overview: Biovax Investment LLC was organized as a Delaware Limited Liability Company with the purpose to serve as the investing member in Telesis CDE Two, LLC. The LLC has as its members US Bancorp (99.99%) and Telesis CDE Corporation (0.01%). The LLC was formed with capital investments of $3.6 million from US Bancorp and $360 from Telesis CDE Corporation. The LLC has received $8.5 million from Biolender LLC pursuant to a convertible promissory note. Proceeds from the capital and debt funding are restricted to (i) a capital contribution to Telesis CDE Two LLC in the amount of $11.5 million and (ii) the payment of $0.5 million in management, legal and accounting fees. The LLC is allocated NMTC tax credits on $12.0 million of invested capital.

Except for investing available cash reserves in short-term, government-backed investments, Biovax Investments LLC is limited to the specific activities described above. The activities of Biovax Investment LLC were considered by the Company in evaluating the applicability of the Special Purpose Entity provisions of FAS140. See Accounting Standard Overview for further information about the application of FAS140.

Telesis CDE Corporation is a privately managed investment institution and is the primary allocatee of $60.0 million in New Market Tax Credits from the US Treasury. Telesis CDE Corporation established Telesis CDE Two LLC specifically for the purpose of facilitating the Biovest-Biovax NMTC transaction and, except as noted in the preceding paragraph, for no other purpose.

Date: April 25, 2006

Managing Member: Telesis CDE Corporation

Allocations: All allocations are made pro rata with member interests

Distributions: Distributions are made pro rata after satisfaction of Senior Indebtedness and other liabilities.

Special Distribution: The LLC may distribute to USB a portion of its fund capital from proceeds of the Senior Loan (see below); no stipulated amount.

Additional Contributions: No member is responsible for additional contributions.

Loans: The LLC was authorized to obtain an $8.5 million loan from Biolender LLC. Such loan is Senior Indebtedness.

Member Liability: No member is personally liable for any liabilities of the Biovax Investment LLC.

EXHIBIT A

ORGANIZATIONAL INFORMATION

Entity: Telesis CDE Two, LLC, Limited Liability Company

Document: Operating Agreement

Overview: Telesis CDE Two, LLC is a Delaware Limited Liability Company and suballocatee to $12.0 million in NMTC tax credits from Telesis CDE Corporation. Telesis CDE Two, LLC was organized to make an $11.5 million qualified loan to Biovax, Inc. The LLC has as its members Biovax Investment LLC (99.99%) and Telesis CDE Corporation (0.01%).

Except for investing available cash reserves in short-term, government-backed investments, Telesis CDE II LLC is limited to the specific activities described above. The activities of Telesis CDE II LLC were considered by the Company in evaluating the applicability of the Special Purpose Entity provisions of FAS140. See Accounting Standard Overview for further information about the application of FAS140.

Date: April 25, 2006

Managing Member: Telesis CDE Corporation (receives an initial asset management fee of $360,000 and annual asset management fees of $60,000 thereafter)

Allocations: All allocations are made pro rata with member interests

Distributions: Distributions are made pro rata after satisfaction of Senior Indebtedness and other liabilities.

Additional Contributions: No member is responsible for additional contributions.

Member Liability: No member is personally liable for any liabilities of the Biovax Investment LLC.

EXHIBIT A

VARIABLE INTEREST ENTITIES

Accounting Standard Overview:

In January 2003 (revised in December 2003), The FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN46” or the “Interpretation”); an interpretation of Accounting Research Bulletin No.51 Consolidated Financial Statements. FIN46 provides a framework for determining whether certain entities should be consolidated based upon a Variable Interest Model, which determines control and consolidation based upon potential variability in gains and losses of the entity being evaluated for consolidation. Subject to certain limited exemptions, any legal structure used to hold assets or conduct activities are within the scope of FIN46.

The first step in the analysis under FIN46 is to establish whether the entity under consideration is a Variable Interest Entity (“VIE”). A VIE is any entity that has meets either of the following conditions:

•

The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties. That is, the equity investment at risk is not greater than the expected losses of the entity. For purposes of this criteria, total equity investment at risk:

•	Includes only equity investments in the entity that participate in profits and losses.

•	Does not include amounts provided to the equity investor directly or indirectly by the entity or another party involved with the entity.

•	Does not include amounts financed for the equity investor.

•	As a group, the holders of equity investment at risk lack any one of the following three characteristics of a controlling financial interest.

•	The direct or indirect ability to make decisions about an entity’s activities through voting rights.

•

(This condition is not considered met when voting rights and economic interest are disproportional and substantially all of the entities activities involve ore are conducted on behalf of an investor with disproportionately few or no voting rights.)

•	The obligation to absorb the expected losses of the entity, if they occur.

•

(The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.)

•	The right to receive the expected residual returns of the entity if they occur.

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

Notwithstanding the above criteria, the following entities are exempt from consolidation under FIN 46:

•	Not-For-Profit Organizations (This is not applicable)

•	Employee Benefit Plans (This is not applicable)

•	Transfers to Qualifying Special Purpose Entities (1, 2, 3)

•	Investment Companies subject to SEC Regulation SX Rule 6-03(c)(1); ’40 Act Companies (This is not applicable)

(1)	Among the criteria set forth in F140, Qualifying Special Purpose Entities (“QSPE”) are entities that receive and legally isolate financial assets for purposes of accommodating sale treatment by transferors (F140.35(c)). (The NMTC Financing does not include a securitization or contemplate transfers of financial assets by either Biovest, Biovax or Accentia.)

(2)	QSPE’s are also highly-restricted in the activities that they may conduct (F140.35(b)). They may not manage assets. (The VIEs under consideration are asset managers.)

(3)	Finally, QSPE’s must be demonstrably distinct from the transferor (F140.35(a)). The transferor can not unilaterally dissolve or liquidate a QSPE including by the holding of beneficial interests; that is, secured, senior lending positions. (The VIE’s under consideration have secured, senior lending positions with Biovest and Accentia. In addition, Biovest and Accentia, collectively are contingently liable for certain liabilities and indemnifications.)

The second step in the analysis is to identify variable interests in a VIE. Variable interests in an entity are contractual, ownership or other money interests in an entity that change with the changes in the entities net asset value. Accordingly, variable interests are the means through which financial support is provided to an entity and through which the providers of such financial support gain or lose from activities and events that change the value of the entities assets and liabilities.

Following are a summary of the types of interests (non-all-inclusive) that constitute variable interests:

•	Equity Investments (i.e. equity issued by a VIE are variable interests in the VIE)

•

Beneficial Interests and Debt (1) (while senior beneficial interests and senior debt instruments normally have little expected volatility, embedded derivatives, such as conversion features, expose the senior interests to losses)

•	Guarantees (i.e. of the value of assets, indemnifications or similar arrangements)

•	Forward Contracts (i.e. a contract to purchase assets or equity securities from a VIE or a VIE investor)

(1)	Transactions arise in which a variable interest holder has an interest in only specified assets of a VIE-rather than in the returns and losses from all assets such as the VIE equity holder possesses. A variable interest in specified assets of a VIE is a variable interest in the entity as a whole only if the fair value of the specified assets is more than half of the total fair value of the VIE’s assets.

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

The third step in the analysis is to identify the primary beneficiary to the VIE. An enterprise is a VIE’s primary beneficiary, and thus required to consolidate that VIE, if it has a variable interest (step two, above) that either:

•	Absorbs a majority of the entity’s expected losses, if they occur

•	Receives a majority of the entity’s expected residual returns, if they occur, or

•	Both

If one enterprise absorbs a majority of the VIE’s expected losses and another entity receives a majority of the VIE’s expected residual returns, the enterprise that absorbs a majority of the VIE’s losses should consolidate that VIE.

Generally, the identification of the primary beneficiary to a VIE involves the projecting of hypothetical future outcomes to the VIE activities, with the results of the possible outcomes allocated to each party that holds a variable interest.

Initial and Subsequent Measurement:

The primary beneficiary of a VIE is required to measure assets, liabilities and non-controlling interests of consolidated VIEs at fair values on the date the enterprise becomes the primary beneficiary; without goodwill recognition. The difference, if any, between the fair values of assets and the fair values of liabilities and non-controlling interests is recognized in income as an extraordinary loss (if it’s a gain, it is treated similar to FAS141). However, the primary beneficiary should use carryover basis of assets and liabilities transferred to a VIE that is consolidated shortly after the transfer.

After the initial measurement, the assets, liabilities and non-controlling interests of a consolidated VIE should be accounted for in consolidated financial statements as if the entity were consolidated based upon voting interests; ARB51 context. Inter-company balances and transactions should be eliminated.

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

Application of FIN46 to the NMTC Financing Arrangement:

The following table illustrates consideration of the criteria of VIE existence (Step One) to certain counterparties to the NMTC Financing Arrangement. No exemptions are available.

Criteria:	Biolender	Fund	CDE
Equity investment at risk is not sufficient to permit the entity to finance its activities.	No (6)	No (2)	No (2)

Equity holders lack one or more of the following:
Decision making ability	No	Yes (3)	No

An obligation to absorb expected losses	No	Yes (4)	Yes (4)
A right to receive residual returns	No	Yes (5)	Yes (5)
Variable Interest Entity	No	Yes	Yes

(1)	The equity investors are:
a.	Biolender (70.5% Accentia; 29.5% Biovest)
b.	Fund (99.99% USB; 0.01% Telesis Corp)
c.	CDE (99.99% Fund; 0.01% Telesis Corp)
(2)	The activities of these enterprises are limited to asset management related to a specific financing arrangement.
(3)	This condition is not considered met when voting rights and economic interests (senior and beneficial interests in significant assets) are disproportionate and substantially all of the entities activities involve or are conducted on behalf of an investor with disproportionately few or no voting rights. Biolender’s rights to assets as a senior lender and the fact that the entity conducts activities that are solely to benefit the Biovest Issuer Group, the equity holders are presumed to lack this ability.
(4)	The investor(s) are directly and indirectly protected from expected losses:
a.	Guarantee of Biovest Issuer Group of debt obligation of Biovax.
b.	Indemnification of Biovest Issuer Group for credit recapture.
c.	Put option to Biovest Issuer Group for investment in Fund.
(5)	The investor’s equity interests are subordinate to the beneficial interests of Biolender in the cash-flows of the Fund.
(6)	See Consolidation.

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

Related Parties and De Facto Agents:

FIN46 provides for special consideration for the involvement of multiple affiliated or related entities. Pursuant to FIN46, related parties include all entities defined as related parties pursuant to FAS57, plus de facto agents to the transaction.

Counterparties to the NMTC Financing Arrangement include parties that are related. The following table illustrates the counterparties herein defined as the Biovest Issuer Group and their role:

Counterparty	Role
Biovest International, Inc. (“Biovest”)

•     Wholly-owns Biovax, Inc.

•     Gurantees Biovax, Inc. obligations

•     Issued warrants in connection with Biovax financing

•     Minority investor in Biolender (29.5%)

•     Indirect indemnifier of US Bancorp rights including tax credit recapture

Accentia	• Majority owner of Biovest • Majority owner of Biolender (70.5%) • Limited guarantor of Biovax indebtedness • Issued warrants in connection with Biovax financing

Biolender, LLC	• Senior lender to Biovax Investments, LLC

Biovax, Inc.	• Debtor and primary obligor to Telesis CDE Two, LLC • Primary obligor to US Bancorp under tax credit indemnification

O’Donnell; Ryll; Osman; Stogel; Ferguson (Officers, owners, Board Members)	• Severally guarantee certain limited portions of the total Biovax obligations to Telesis and US Bancorp

De facto agents are defined as follows in paragraph 16 of FIN46:

•	A party that cannot finance its operations without subordinated financial support from the enterprise;

•	A party that received its interests as a contribution or loan from the enterprise;

•	An officer, employee, or member of the enterprises governing body;

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

•	A party that has an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise or a close business relationship.

For purposes of evaluating whether an enterprise is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties and de facto agents as its own.

Biolender meets the definition of both a related party and a de facto agent to Biovest. FAS57 includes equity investees within its definition of related party. Biolender meets the definition of a de facto agent since (i) it received its interests in the VIE as a contribution from its member owners and (ii) it cannot sell, transfer or encumber its interest in the entity without prior approval of the members.

The Guarantors meet the definition of de facto agents because they are officers, employees and members of the Biovest governing body.

Identifying Variable Interests:

For an enterprise to be required to apply the provisions of the Interpretation, it must have a variable interest in the entity (Step Two). Variable interests in a variable interest entity are contractual, ownership or other money interests in an entity that change with changes in the value of the net assets of the entity.

The following potential variable interests have been identified:

	Variable Interests	Variable Interests
Enterprise	Fund	Telesis CDE Two
Biovest Issuer Group (See Related Parties and De Facto Agents, Above)	Senior beneficial interest (1) Guaranty Agreement Indemnification Agreement Put (VIE Equity) (2) Call (VIE Equity) (2)	Senior beneficial interest (1) Guarantee Agreement Call (Biovest Equity) (2)

Fund		VIE Equity (99.9%) (3, 5)

US Bancorp	VIE Equity (99.9%) (3)	NMTC (3)

Biovest Investment Corp.	VIE Equity (0.01%) (3, 4)

Telesis CDE, Inc.		VIE Equity (0.01%) (3, 4)

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

(1)	A variable interest in specified asset of a VIE (receivable directly from CDE; indirectly from Biovax) shall be deemed to be a variable interest if the fair value of the specified asset is more than one-half of the total fair value. The senior beneficial interest of $8.5 million exceeds 50% of the $11.5 million asset. (p12; B8)

(2)	Only derivative contracts where the derivative counterparty is (i) assuming or absorbing risk from the VIE or (2) transferring risk to the VIE are variable interests. (B14) Embedded derivatives are variable interests if they are not clearly and closely related to the host, such as equity conversion features in receivables and payables. (B16)

(3)	Equity investments and other rights in a variable interest entity are variable interests to the extent that they are at risk. In the case of equity investments, the guarantee, indemnification and put render US Bancorp’s investment to not be at risk; the put renders Biovest Investment Corp. and Telesis CDE, Inc.’s investments to not be at risk. (B7)

(4)	An entities variable interest does not include fees paid to decision makers (asset managers). Those contractual rights to receive fees are considered variable interest that absorb rather than cause variability. (B18)

(5)	A VIE that is the primary beneficiary of another VIE will consolidate that VIE. If another enterprise consolidates the first VIE, that enterprises financial statements include the second VIE, because it is consolidated with the first VIE. (B25)

Consolidation Based on Variable Interests:

An enterprise shall consolidate a variable interest entity (or combination of variable interest entities) that will absorb the majority of the entities expected losses, receive a majority of the entities expected residual returns or both. If one entity will absorb a majority of a variable interest entity’s expected losses and another entity will receive a majority of that entity’s expected residual returns, the enterprise absorbing the losses shall consolidate the VIE. (p. 14)

The following table illustrates the allocation to variable interest holders in the Fund:

	Expected Losses	Expected Returns
Biovest Issuer Group	100.0%(1)	74.0%(2)
US Bancorp	0.0%(1, 3)	26.0%(2, 3)
Biovax Investment Corp.	0.0%(3)	0.0%(3)

(1)	The Biovest Issuer Group bears 100% of the expected losses due to the following:
a.	Biovest fully guarantees the assets of the CDE directly and equity return of the Fund indirectly.
b.	Biovest fully indemnifies US Bancorp for all losses and NMTC recapture.

EXHIBIT A

VARIABLE INTEREST ENTITIES (CONTINUED)

(2)	The Biovest Issuer Group receives 74% of the expected residual returns due to its beneficial interest arising from the senior note ($8.5M/$11.5M); US Bancorp receives 26% representing its capital contribution.
(3)	US Bancorp and Biovax Investment Corp investments are not at risk, due to:
a.	Guarantees
b.	Indemnification Agreements
c.	Put (VIE Equity)

The following table illustrates the allocation to variable interest holders in the Telesis CDE Two:

	Expected Losses	Expected Returns
Biovest Issuer Group	100.0%(1)	0.0%(1)
Fund	0.0%(1)	100.0%(1)
Telesis CDE Corp.	0.0%	0.0%

(1)	The Biovest Issuer Group bears 100% of the expected losses due to Biovest’s guarantees the assets (receivable) of the CDE directly; Biovest has no return.

Note: To reiterate, even though US Bancorp and the Fund own the majority of the equity of the Fund and Telesis CDE Two, consolidation is based upon the variable interest model in FIN46.

Note: Fund manager interests in the losses and returns are extremely small due to small equity interests. As previously mentioned, fees are not variable interests.

Note: The tables do not consider the rights to residual returns arising from the interest on the debt instruments because such amounts are insignificant.

Primary Beneficiary Conclusion:

In the case of each of the Fund and Telesis CDE Two, the Biovest Issuer Group (see Related Parties and De Facto Agents) bears the risk of losses due to guarantees, indemnification agreements and put options. If one entity will absorb a majority of a variable interest entity’s expected losses and another entity will receive a majority of that entity’s expected residual returns, the enterprise absorbing the losses shall consolidate the VIE. Accordingly, the Biovest Issuer Group is required to consolidate the VIEs pursuant to FIN46.

EXHIBIT A

CONSOLIDATION

General Standards:

The purpose of consolidated financial statements is to present the results of operations and financial position of a parent and its subsidiaries as if the group were a single company. ARB 51 Consolidated Financial Statements states, in part, that "there is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies."

ARB 51 states that consolidation is generally required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. However, FAS94 Consolidation of All Majority-Owned Subsidiaries amended ARB 51 to require consolidation for any entity that is effectively controlled through voting rights or their equivalent (i.e., one party can unilaterally make major decisions), even if the investee is unincorporated or has no common stock outstanding (i.e. LLC, Partnerships and Joint Ventures). Thus, FAS94 requires that controlled entities must be consolidated, regardless of their legal form.

SEC Consolidation Rules:

The SEC consolidation principles are set forth in Regulation S-X (210.3A-02). Similar to ARB 51, the SEC states that there is a presumption that consolidated financial statements are more meaningful than separate statements when one entity directly or indirectly has a controlling financial interest in another entity. Generally, while registrants shall consolidate entities that are majority owned (voting control) and not consolidate entities that are not majority owned, there are instances where (i) consolidation of a majority owned subsidiary may not be appropriate (because the registrant, in substance, does not have a controlling financial interest) or (ii) consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary because of the existence of a parent subsidiary relationship by means other than ownership of voting stock.

Traditional examples of entities that require consolidation, notwithstanding the lack of technical majority ownership are as follows:

•	Entities that require consolidation pursuant to FIN46

•	Real Estate and other ventures with passive, limited partners (SOP 78-9)

•	Physician practices under management contracts (EITF 97-2)

EXHIBIT A

CONSOLIDATION (CONTINUED)

Variable Interest Entities:

FIN46 introduced a new consolidation model—the variable interests model—which determines control (and consolidation) based upon potential variability in gains and losses of the entity being evaluated for consolidation. Generally, assets, liabilities and non-controlling interests in a VIE are initially measured at fair values on the date the enterprise first becomes the primary beneficiary. However, the primary beneficiary shall initially measure assets and liabilities that it has transferred to a variable interest at the same amounts at which the assets and liabilities would have been measured if not transferred. After the initial measurement, the assets, liabilities and non-controlling interests of a consolidated VIE are to be accounted for in consolidated financial statements as if the entity were consolidated based on voting interests, including the elimination of intercompany accounts and balances (i.e. ARB 51 Consolidation Principles).

As discussed in the section Variable Interest Entities, the Fund and Telesis CDE Two meet the definition of a VIE are require consolidation with the Biovest Issuer Group because it is the primary beneficiary, not because is has voting control.

Limited Liability Companies:

Limited liability companies are included in the structure of the NMTC financing agreement. As noted above, certain have been identified as being within the scope of FIN46. Biolender was found not to be within the scope of FIN46, and it’s accounting in consolidated financial statements requires consideration. At issue is whether Biolender should be consolidated with the Biovest Issuer Group or treated on the equity method. Although the Biovest investment is 29.5% of the Biolender member equity, as discussed in the introduction to this section, consolidation is based upon the concept of a “controlling financial interest” which embodies voting control and all other indications of control.

In EITF 03-16 Accounting for Limited Liability Companies “the Task Force reached a consensus that an investment in an LLC that maintains a specific ownership account for each investor—similar to a partnership capital account structure—should be viewed as similar to an investment in a limited partnership for purposes of determining whether a “noncontrolling” investment in an LLC should be accounted for using the cost method or the equity method. Therefore, it provides that the provisions of SOP 78-9 and related guidance also apply to such LLCs.” This consensus was written specifically to address the accounting for non-controlling interests and notes that current accounting was being performed based on the guidance of SOP 78-9, by analogy. However, since the consensus viewed an LLC similar to that of a limited partnership, the guidance of SOP 78-9 has also been considered.

EXHIBIT A

CONSOLIDATION (CONTINUED)

Paragraph .09 of SOP 78-9 provides that if the presumption of control is not overcome by the rights of limited partners and a single general partner controls the limited partnership, that general partner should consolidate the limited partnership and apply the principles of accounting for investments in subsidiaries.

The primary source of information about the member relationships of Biolender are reflected in the operating agreement. However, other facts and circumstances have also been considered, as follows:

The operating agreement provides:

(1)	Section 2.01: The management shall be vested in Biovest; the manager shall have complete discretion, power and authority in the management and control of the business of the Company, shall make all decisions affecting the business of the Company and shall manage and control the affairs of the Company to carry out the business and purpose of the Company.

(2)	Section 2.08: The manager may not be terminated, except by “unanimous” approval of all members. (This provision referred to as a “kick-out” provision is ineffective, because it would require Biovest’s approval.)

(3)	Section 3.03: Priority distributions are first to Accentia up to $6.0M; then $2.5M to Biovest; then based upon member interests.

(4)	Section 5.05: Each member has pledged its interest in Biolender under the Laurus debt agreements.

Other factors:

(1)	Biovest is considered more closely related to the overall financing arrangement, since the funding was used to finance Biovax.

(2)	Biovest is the full guarantor on the Biovax indebtedness, which Accentia’s guarantee is limited to $60,000 per year.

The above circumstances indicate that Biovest has a controlling financial interest in and should consolidated Biolender. Although Accentia’s interests in Biolender are passive, consolidation will indirectly arise from it’s consolidation of Biovest.

Accentia Warrants:

As mentioned in the document critiques, Accentia has issued warrants in connection with the CDE financing. Treatment of these warrants as a capital contribution to Biovest (at fair value) would be supported by both Topic 5T Accounting for Expenses/Liabilities Paid by a Principal Stockholder and Topic 5J Pushdown Accounting.

EXHIBIT A

CONSOLIDATION (CONTINUED)

Combining Contracts under FAS133:

The pre-consolidated results of the NMTC financing arrangement to the Biovest Investor Group include instruments that have embedded derivative features. The QLICI Loan carried as a Biovax liability is convertible into Biovest common stock, a feature that is not clearly and closely related to the host debt instrument. The Senior Note Receivable carried as a Biolender assets, is payable in Biovest common stock, a feature that is required to be accounted for separately from the note under both FAS133 and FAS115. While the notional amounts for each of these amounts is different ($11.5M versus $8.5M, respectively), the share-indexed conversion rates are the same.

DIG Implementation Issue K-1, Determining Whether Separate Transactions Should Be Viewed As a Unit, provides that two or more transactions should be viewed as a unit and not separately if the following indicators, in the aggregate, are present:

a.	The transactions were entered into contemporaneously and in contemplation of one another.

i.	The transactions were entered into contemporaneously.

ii.	The transactions contemplate one another specifically by reference to the note receivable agreement which is payable in Biovest common stock only if the conversion option on the Biovax debt is exercised.

b.	The transactions were entered into with the same counterparty (or structured through an intermediary).

i.	The transactions were entered into with an entity and its wholly-owned subsidiary, presumed for these purposes to be the same counterparty.

c.	The transactions related to the same risk.

i.	As mentioned above, while the notional amounts of the contracts are different the conversion prices are the same related to the issuance and receipt of common stock by Biovest.

d.	There is neither apparent economic need nor substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.

i.	The economic substance of the arrangement from the Biovest Issuer perspective is a convertible debt funding in the amount of $3.0M, because it funded $8.5M of the Biovax debt proceeds.

ii.	The economic substance from the NMTC program is the availability to the Fund investor (US Bancorp) of tax credits which attach to their investment in the qualified CDE.

EXHIBIT A

CONSOLIDATION (CONTINUED)

The following table illustrates the cash-basis consolidation. It excludes the issuance of warrants, fair value treatment of the non-controlling interest and the bifurcation of derivative features. ($000)

	Biovest	Biovax	Biolender	Fund	CDE	Elims	Total
Cash	(8,500)	11,500	—	—	—		3,000
Note receivable	—	—	8,500	—	11,500	(20,000)	—
Investments	2,500	—	—	12,000	—	(14,500)	—
Finance costs	—	—	—	100	500		600

	(6,000)	11,500	8,500	12,100	12,000	(34,500)	3,600

Debt	—	(11,500)	—	(8,500)	—	20,000	—
Noncontrolling interest	—	—	—	—	—	(3,600)	(3,600)
Minority interest	—	—	—	—	—	(6,000)	(6,000)
Equity	6,000	—	(8,500)	(3,600)	(12,000)	24,100	6,000

	6,000	(11,500)	(8,500)	(12,100)	(12,000)	34,500	(3,600)

Notes:

1.	The above illustrative cash-basis consolidation reflects the elimination of inter-company accounts and balances.
2.	Biovest cash outflow represents the cash investment in Biolender ($2.5M) and the redemption of its common stock ($6.0M).
3.	Non-controlling interest represents the interests in the variable interest entities of US Bancorp (non-controlling interests of Telesis CDE Corp. are not material for this presentation).
4.	Minority interest represents Accentia’s interest in Biolender.

EXHIBIT A

ADDITIONAL ACCOUNTING CONSIDERATIONS

As reflected in the previous section, the Company has concluded that the Fund and CDE are Variable Interest Entities and Biovest is the primary beneficiary. Therefore, Biovest is required to consolidate these entities. The table also reflects the results of consolidation, pursuant to ARB 51, Consolidated Financial Statements. In consolidation, the notes payable and notes receivable are eliminated in consolidation, and the financial statements reflect the non-controlling interests in the VIEs (similar to minority interest) by US Bancorp.

Accounting under FAS 133, Accounting for Derivative Financial Instruments:

The Company has reviewed the terms and conditions of the financial instruments comprising the NMTC Financing Transaction and has identified the following derivative financial instruments in the freestanding instruments:

Notes Payable-CDE: The $11.5 million note payable embodies a conversion option that is not clearly and closely related to the host debt instrument. This embedded derivative financial instrument fails the Conventional Convertible Exemption, as defined in EITF 05-02, and the FAS133, paragraph 11(a) exemption because the conversion option is indexed to an indeterminate number of common shares. Accordingly, FAS133 would require bifurcation and recognition of this feature as a liability, at fair value.

Note Receivable-Fund: The $8.5 million note receivable embodies a conversion option that is not within the scope of FAS115, Accounting for Certain Investments in Debt and Equity Securities. Rather, FAS115, as amended, requires that such features are within the scope of FAS133. This embedded derivative would require bifurcation and recognition as an asset at fair value because it would not be considered clearly and closely related to the host instrument.

Notes Payable-Laurus: The $7.8 million note payable is not convertible, but embodies a default put that does not meet the clearly and closely related requirements of FAS133, paragraph 61. As discussed in the previous section, the put option became effective upon the release from escrow of $2.5 million; further releases are anticipated. FAS133 requires the bifurcation and recognition of this feature as a liability, at fair value.

Detachable Warrants-CDE: The NMTC financing included the issuance of 1.2 million warrants. The Warrants do not meet the eight conditions for equity classification provided in paragraphs 12-32 of EITF 00-19 because the Note Payable-CDE and its variable conversion rate renders share settlement not within the Company’s control. Accordingly, FAS133 would require bifurcation and recognition of this feature as a liability, at fair value.

EXHIBIT A

ADDITIONAL ACCOUNTING CONSIDERATIONS (CONTINUED)

Equity Put-Fund/Equity Call-Fund: US Bancorp and Biovest have executed agreements that provide for the put of US Bancorp’s interest in the Fund for $180,000. These counterparties have also executed agreements that provide Biovest the option to purchase US Bancorp’s equity in the Fund at a future fair value. These freestanding instruments represent derivative financial instruments that require fair value measurement and recognition as liabilities and assets, respectively. The Company has concluded that the equity put is probable of occurring. The Company notes that US Bancorp included the put proceeds in summaries of its overall return from the NMTC arrangement that provides evidence of the counterparty’s intentions. The Company has concluded that the equity purchase option is not probable because it believes that there will be no significant value other than interests in the Company’s own securities.

Following consolidation of the VIEs pursuant to FIN46, the following instruments continue to be carried on the consolidated Biovest balance sheet:

1.	The Laurus Default Put: The Company has valued the put liability based upon the present value of multiple probability weighted outcomes. In applying this technique, the Company has considered all available information and evidence to develop the outcomes and the probability weightings. This instrument will be remeasured to fair value in connection with each future reporting period.
2.	The US Bancorp Equity Put: The Company has valued the put liability based upon the present value of its most probable outcome, which is the exercise of the put for cash by US Bancorp.
3.	The Biovest Equity Purchase Option: The Company has concluded that the fair value of the purchase option is de minimus and, accordingly, has recognized no assets. The Company believes that the fair value of the Fund is largely predicated upon the performance of its own securities. In addition, the Company believes that the intent of the counterparties to exercise the conversion features, which will result in the material exchange of its instruments within the FIN46 controlled group.

The Company considered the propriety of the accounting treatment associated with the embedded conversion options and detachable warrants and found that the guidance was insufficient for developing its conclusion. The Company notes that the ultimate results of the consolidation under FIN46 and ARB51 are the elimination of these features and their host instruments and the recognition of a non-controlling interest.

In the absence of available guidance, the Company determined that the appropriate approach to resolution of this accounting issue was to give consideration to whether the non-controlling interest should be presumed to embody the features of the derivative features.

EXHIBIT A

ADDITIONAL ACCOUNTING CONSIDERATIONS (CONTINUED)

In developing its conclusions related to this issue, the Company consulted with the FASB through its Technical Inquiries Desk. See the attached submission. The FASB Technical Inquiries Desk is designed to facilitate technical inquiries by evaluating company-prepared submissions and directing companies to the appropriate literature. The Technical Desk advises that it does not render opinions of the FASB on accounting treatments; such being the responsibility of the Company. The Company’s submission was directed to a FASB team, led by Jeff Wilkes.

The FASB team considered the Company’s delineated submission and also reviewed filings made by the Company in connection with the NMTC arrangement that were available on the SEC’s EDGAR system. The Company also responded to the FASB team’s questions regarding the nature of the arrangement and as to specific terms and conditions of the arrangement.

As mentioned, the FASB Technical Desk is designed to direct companies to the appropriate literature. The FASB team was not aware of any exact, similar or analogous transactions. Further, the FASB team reported that there was no literature that would address the accounting issue. Rather, they agreed that the Company’s approach in evaluating whether the non-controlling interest behaved as a debt or equity (i.e. minority interest), using a “substance-over-form” basis was a fair and reasonable approach.

As reflected in the attached submission, the Company had considered the characteristics of its current and future rights and obligations under the notes payable/receivable, irrespective of their elimination in consolidation. This approach led the Company to initially weigh heavily on these features. Alternatively, the FASB appeared to place great emphasis on whether the US Bancorp investment, which gives rise to the non-controlling interest, behaved more as an investor right (i.e. equity) or creditor right (i.e. debt). The FASB approach resulted in the Company more fully reviewing the behavior of the US Bancorp investment in developing its conclusion. The salient considerations were as follows:

1.	The US Bancorp investment in the Fund is an equity investment, as documented in the operating agreement that embodies the rights, obligations and rewards as an equity owner.

2.	While US Bancorp, in fact, benefits from the Biovest guarantee, such guarantee is made to the Fund and CDE and not US Bancorp directly. The Company believes that it is relevant to note that the NMTC rules do not require an equity structure; rather both equity and debt investments may qualify for the tax credits. This is relevant because, presumably, US Bancorp had the opportunity to enter into this arrangement as a creditor, but accepted an equity position.

3.	Although the US Bancorp risk of loss is mitigated by the Biovest guarantee, it possesses the rights to returns that may arise from the Fund and CDE investments, including the conversion feature and the warrants. These conditions would indicate an equity interest.

EXHIBIT A

ADDITIONAL ACCOUNTING CONSIDERATIONS (CONTINUED)

Based upon the weight of these qualitative considerations, it appears that recognition of US Bancorp as an equity participant in this arrangement has significant merit. Further, recognition of US Bancorp as an equity participant would be consistent with the established principles of FIN46 and ARB51. Those principles require consolidation of entities that are under the direct or beneficial control of the company.

In developing its conclusion, the Company believes that it has properly applied established technical accounting literature in concluding on the accounting for the NMTC arrangement. Recognizably, those standards do not address the issues and questions related to the FAS133 treatment of derivatives, which are eliminated with their host instruments in consolidation, or whether the arrangement behaves as a debt or equity. The FASB has advised the Company that there are no other relevant standards. Overall, because the Company has (i) applied current generally accepted accounting principles to the NMTC arrangement, (ii) carefully considered the substance of unusual elements of the arrangement and (iii) concluded that there is adequate basis for treating US Bancorp as an equity participant, using a substance-over-form approach, the Company has concluded that establishing the accounting for the NMTC arrangement within the framework of existing accounting standards is the most appropriate conclusion. Accordingly, no further consideration is considered necessary for the eliminated derivative elements. However, extensive disclosures will be provided in the Company’s financial filing to afford transparency to this transaction, management’s considerations and its ultimate conclusions.

EXHIBIT A

FASB TECHNICAL SUBMISSION

The following submission is in the form required by the FASB Technical Desk:

Briefly state your question:

Should a non-controlling interest in a consolidated variable interest entity that embodies features similar to debt (including detachable warrants and embedded derivatives requiring bifurcation and fair value treatment under FAS133) and behaves in a manner similar to debt be accounted for under standards for debt (e.g. APB 14, FAS133)?

Please direct this question to Jeff Wilkes.

Briefly state your preliminary conclusions:

In applying FIN46, our preliminary consolidation results in the elimination of instruments that embody other features that would seem to require recognition (i.e. detachable warrants and embedded derivative instruments).

Briefly state the views of others:

The manager of financial reporting, Bill Allen (813-864-2554 x324) and independent auditor Philip Piser (813-222-8555) have discussed this issue and have reached the preliminary conclusion, above. Chief Financial Officer, James McNulty (813-864-2562) and parent-company controller Garry Hasara (813-864-2554 x260) may also be contacted.

Include other comments:

Biovest International, Inc. (“Biovest” an Issuer) and its wholly-owned subsidiary Biovax, Inc. (“Biovax”) entered into a financing transaction with Biovax Investments LLC (“Fund”) and its wholly-owned subsidiary Telesis CDE LLC (“CDE”, stands for Community Development Entity, which are regulated by the US Treasury Dept. and the IRS). Fund and CDE were established for the sole business-purpose of facilitating the financing arrangement. Fund was capitalized with $3.6M of equity from US Bancorp and $8.5M senior convertible debt issued by Biovest through another consolidated subsidiary of Biovest, created solely to make this loan; this subsidiary was funded by Biovest and affiliated companies. Fund made an equity contribution to CDE which immediately funded $11.5M to Biovax under a seven year 1.00% convertible note payable (and paid $0.6M in fees) with detachable warrants for Biovest common stock (approximate fair value of $0.7M).

Investments in the Fund/CDE qualify for a 39% New Markets Tax Credit. As an inducement to US Bancorp to make its investment all tax credits have been assigned to US Bancorp (i.e. 39% of $12.0M).

EXHIBIT A

FASB TECHNICAL SUBMISSION (CONTINUED)

The note receivable (asset of Biovest) and convertible note payable (liability of Biovax) are convertible into Biovest common stock at the closing market price on the maturity dates in seven years. The note receivable is payable in common stock only if the note payable is converted into common stock. The variable conversion prices place share-settlement of these features presumably beyond Biovest’s control, pursuant to FAS133.

Biovest has concluded that Fund and Telesis are variable interest entities because the equity investments do not absorb the losses of the entities due to (i) Biovest and affiliates have guaranteed the Biovax liability; (ii) Biovest and Biovax indemnify US Bancorp for credit recaptures; (iii) the voting rights and economic interests are disproportionate due to the senior beneficial interests arising from the note receivable and (iv) US Bancorp has a partial put on its investment in the fund to Biovest. Biovest has further concluded that its note receivable, guarantee, indemnification and put obligation constitute variable interests and it is the primary beneficiary. Accordingly, Fund and CDE are consolidated with Biovest.

As a result of consolidation, the note receivable and note payable are eliminated, leaving the net financing proceeds of $3.0M, deferred financing charges of $0.6M and the US Bancorp Fund investment as the non-controlling interest of ($3.6). Seemingly eliminated from this transaction are (i) the detachable warrants that, under APB14, would have been allocated between equity and debt and (ii) the embedded conversion option, that would have been fair valued and allocated to derivative liabilities. This doesn’t seem to Biovest be a logical GAAP conclusion when considering the economics of this transaction (i.e. a $3.0 million financing transaction).